Exhibit 99.1

Newspaper publication of Public advertisement in relation to completion of buyback of equity shares

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 15, 2023

Dear Sir / Madam,

Sub: Newspaper publication of Public announcement in relation to buyback of equity shares

In continuation to our letter dated February 13, 2023 with respect to closure of buyback of equity shares, please find enclosed copies of publications of post Buyback public advertisement in the following newspapers on February 15, 2023;

- Business Standard – English National Daily (All Editions)
- Business Standard – Hindi National Daily (All Editions)
- Prajavani – Regional language daily (All Karnataka Editions)

Additionally, the public announcement has been published in the following newspaper:
- The Economic Times (English edition) (All Editions)

The above information will also be made available on the website of the Company: https://www.infosys.com/investors/shareholder-services/buyback-2022.htmls.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.02.15 11:57:15 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys® Navigate your next

Infosys Limited

Regd. office : Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN : L85110KA1981PLC013115
Website : www.infosys.com
Email : investors@infosys.com
T : 91 80 2852 0261 / extn 67775
F : 91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775;
Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST-BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post-buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated December 05, 2022, published on December 06, 2022 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. THE BUYBACK

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on October 13, 2022, had, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The shareholders' approval for the Buyback was received on December 02, 2022, the results of which were announced on December 03, 2022.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses (collectively referred to as "**Transaction Costs**").

1.4 The Buyback commenced on December 07, 2022 and closed on February 13, 2023. Till the date of closure of the Buyback, the Company has utilized 99.9999993% of Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only).

1.5 In view of the fact that the Company has utilized 99.9999993% of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only) till February 13, 2023, the Company has decided to close the Buyback on February 13, 2023. Approval of the Buyback Committee for closure of the Buyback was disclosed to the Stock Exchanges on February 13, 2023.

1.6 The total number of Equity Shares bought back under the Buyback is 6,04,26,348.

2. DETAILS OF THE BUYBACK

2.1 The Company bought back a total of 6,04,26,348 Equity Shares (1.44% of the pre-Buyback paid-up Equity Share capital of the Company) and the total amount utilized towards the Buyback is ₹9299,99,99,371.32 (Rupees Nine Thousand Two Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand Three Hundred Seventy One and Paise Thirty Two only) (excluding Transaction Costs) which represents 99.9999993% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, collectively referred to as "**Indian Stock Exchanges**". The highest price at which the Equity Shares were bought back was ₹1,623.90 per Equity Share while the lowest price was ₹1,468.10 per Equity Share. The Equity Shares were bought back at a volume weighted average price of ₹1,539.06 per Equity Share. These prices are based on contract notes issued by the Company's Broker (Kotak Securities Limited) and exclude Transaction Costs, and have been rounded off to two decimal points.

2.2 The payout formalities have been completed as per settlement mechanism with the Indian Stock Exchanges. The Company has extinguished all the Equity Shares purchased under the Buyback i.e. 6,04,26,348 Equity Shares.

2.3 All Equity Shares bought back were in the dematerialized (demat) segment from the platform of the Indian Stock Exchanges. As the buyback was done from the open market through the Indian Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares were bought back in the Buyback is not known.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1 The capital structure of the Company as on the date of the Public Announcement and as on February 13, 2023 ("**Post-Buyback**") is set forth below:

Particulars	As on the date of the Public Announcement		Post-Buyback	
	No. of Equity Shares	Amount (₹)	No. of Equity Shares	Amount (₹)
Authorized share capital	4,80,00,00,000	24,00,00,00,000	4,80,00,00,000	24,00,00,00,000
Issued share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475
Subscribed and fully paid-up share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

3.2 The shareholding pattern of the Company as on December 2, 2022 as disclosed in the Public Announcement ("**Pre-Buyback**") and as on February 13, 2023 ("**Post-Buyback**") is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre-Buyback		Post-Buyback	
Promoters and/or persons who are in control and/or acting in concert (promoter group)	55,16,82,338	13.11	55,16,82,338	13.30
Indian financial institutions	54,23,83,039	12.89	3,59,59,72,157	86.70
Banks	33,25,271	0.08		
Mutual funds	64,53,77,813	15.34		
Indian public and corporates	53,48,36,397	12.71		
Foreign institutional investors	1,33,91,42,501	31.82		
NRIs	3,47,00,970	0.82		
Foreign nationals and overseas corporate bodies	8,802	0.00		
American Depository Shares (ADSs)	55,66,23,712	13.23		
TOTAL	**4,20,80,80,843**	**100.00**	**4,14,76,54,495**	**100.00**

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

4. MERCHANT BANKER TO THE BUYBACK

kotak® Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2022@kotak.com
SEBI Registration : INM000008704
Validity Period : Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. DIRECTORS' RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accepts full and final responsibility for all the information contained in this Advertisement and confirms that the information is true, factual and material and does not contain anything misleading. This Advertisement is issued under the authority of the Buyback Committee in terms of the resolution dated February 14, 2023.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Nandan M. Nilekani Chairman DIN: 00041245	**Salil Parekh** Chief Executive Officer and Managing Director DIN: 01876159	**A.G.S. Manikantha** Company Secretary M. No. A21918

Place: Bengaluru
Date: February 14, 2023

Infosys® Navigate your next

Infosys Limited
Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
T: 91 80 2852 0261 / extn 67775
F: 91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775;
Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST-BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post-buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated December 05, 2022, published on December 06, 2022 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. THE BUYBACK

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on October 13, 2022, had, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The shareholders' approval for the Buyback was received on December 02, 2022, the results of which were announced on December 03, 2022.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses (collectively referred to as "**Transaction Costs**").

1.4 The Buyback commenced on December 07, 2022 and closed on February 13, 2023. Till the date of closure of the Buyback, the Company has utilized 99.9999993% of Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only).

1.5 In view of the fact that the Company has utilized 99.9999993% of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only) till February 13, 2023, the Company has decided to close the Buyback on February 13, 2023. Approval of the Buyback Committee for closure of the Buyback was disclosed to the Stock Exchanges on February 13, 2023.

1.6 The total number of Equity Shares bought back under the Buyback is 6,04,26,348.

2. DETAILS OF THE BUYBACK

2.1 The Company bought back a total of 6,04,26,348 Equity Shares (1.44% of the pre-Buyback paid-up Equity Share capital of the Company) and the total amount utilized towards the Buyback is ₹9299,99,99,371.32 (Rupees Nine Thousand Two Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand Three Hundred Seventy One and Paise Thirty Two only) (excluding Transaction Costs) which represents 99.9999993% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, collectively referred to as "**Indian Stock Exchanges**". The highest price at which the Equity Shares were bought back was ₹1,623.90 per Equity Share while the lowest price was ₹1,468.10 per Equity Share. The Equity Shares were bought back at a volume weighted average price of ₹1,539.06 per Equity Share. These prices are based on contract notes issued by the Company's Broker (Kotak Securities Limited) and exclude Transaction Costs, and have been rounded off to two decimal points.

2.2 The payout formalities have been completed as per settlement mechanism with the Indian Stock Exchanges. The Company has extinguished all the Equity Shares purchased under the Buyback i.e. 6,04,26,348 Equity Shares.

2.3 All Equity Shares bought back were in the dematerialized (demat) segment from the platform of the Indian Stock Exchanges. As the buyback was done from the open market through the Indian Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares were bought back in the Buyback is not known.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1 The capital structure of the Company as on the date of the Public Announcement and as on February 13, 2023 ("**Post-Buyback**") is set forth below:

Particulars	As on the date of the Public Announcement		Post-Buyback	
	No. of Equity Shares	Amount (₹)	No. of Equity Shares	Amount (₹)
Authorized share capital	4,80,00,00,000	24,00,00,00,000	4,80,00,00,000	24,00,00,00,000
Issued share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475
Subscribed and fully paid-up share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

3.2 The shareholding pattern of the Company as on December 2, 2022 as disclosed in the Public Announcement ("**Pre-Buyback**") and as on February 13, 2023 ("**Post-Buyback**") is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre-Buyback		Post-Buyback	
Promoters and/or persons who are in control and/or acting in concert (promoter group)	55,16,82,338	13.11	55,16,82,338	13.30
Indian financial institutions	54,23,83,039	12.89	3,59,59,72,157	86.70
Banks	33,25,271	0.08		
Mutual funds	64,53,77,813	15.34		
Indian public and corporates	53,48,36,397	12.71		
Foreign institutional investors	1,33,91,42,501	31.82		
NRIs	3,47,00,970	0.82		
Foreign nationals and overseas corporate bodies	8,802	0.00		
American Depository Shares (ADSs)	55,66,23,712	13.23		
TOTAL	**4,20,80,80,843**	**100.00**	**4,14,76,54,495**	**100.00**

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

4. MERCHANT BANKER TO THE BUYBACK

kotak® Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2022@kotak.com
SEBI Registration : INM000008704
Validity Period : Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. DIRECTORS' RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accepts full and final responsibility for all the information contained in this Advertisement and confirms that the information is true, factual and material and does not contain anything misleading. This Advertisement is issued under the authority of the Buyback Committee in terms of the resolution dated February 14, 2023.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Nandan M. Nilekani Chairman DIN: 00041245	**Salil Parekh** Chief Executive Officer and Managing Director DIN: 01876159	**A.G.S. Manikantha** Company Secretary M. No. A21918

Place: Bengaluru
Date: February 14, 2023

Infosys®
Navigate your next

Infosys Limited
Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
T: 91 80 2852 0261 / extn 67775
F: 91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775;
Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST-BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post-buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated December 05, 2022, published on December 06, 2022 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. THE BUYBACK

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on October 13, 2022, had, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The shareholders' approval for the Buyback was received on December 02, 2022, the results of which were announced on December 03, 2022.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses (collectively referred to as "**Transaction Costs**").

1.4 The Buyback commenced on December 07, 2022 and closed on February 13, 2023. Till the date of closure of the Buyback, the Company has utilized 99.9999993% of Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only).

1.5 In view of the fact that the Company has utilized 99.9999993% of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only) till February 13, 2023, the Company has decided to close the Buyback on February 13, 2023. Approval of the Buyback Committee for closure of the Buyback was disclosed to the Stock Exchanges on February 13, 2023.

1.6 The total number of Equity Shares bought back under the Buyback is 6,04,26,348.

2. DETAILS OF THE BUYBACK

2.1 The Company bought back a total of 6,04,26,348 Equity Shares (1.44% of the pre-Buyback paid-up Equity Share capital of the Company) and the total amount utilized towards the Buyback is ₹9299,99,99,371.32 (Rupees Nine Thousand Two Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand Three Hundred Seventy One and Paise Thirty Two only) (excluding Transaction Costs) which represents 99.9999993% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, collectively referred to as "**Indian Stock Exchanges**". The highest price at which the Equity Shares were bought back was ₹1,623.90 per Equity Share while the lowest price was ₹1,468.10 per Equity Share. The Equity Shares were bought back at a volume weighted average price of ₹1,539.06 per Equity Share. These prices are based on contract notes issued by the Company's Broker (Kotak Securities Limited) and exclude Transaction Costs, and have been rounded off to two decimal points.

2.2 The payout formalities have been completed as per settlement mechanism with the Indian Stock Exchanges. The Company has extinguished all the Equity Shares purchased under the Buyback i.e. 6,04,26,348 Equity Shares.

2.3 All Equity Shares bought back were in the dematerialized (demat) segment from the platform of the Indian Stock Exchanges. As the buyback was done from the open market through the Indian Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares were bought back in the Buyback is not known.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1 The capital structure of the Company as on the date of the Public Announcement and as on February 13, 2023 ("**Post-Buyback**") is set forth below:

Particulars	As on the date of the Public Announcement		Post-Buyback	
	No. of Equity Shares	Amount (₹)	No. of Equity Shares	Amount (₹)
Authorized share capital	4,80,00,00,000	24,00,00,00,000	4,80,00,00,000	24,00,00,00,000
Issued share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475
Subscribed and fully paid-up share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

3.2 The shareholding pattern of the Company as on December 2, 2022 as disclosed in the Public Announcement ("**Pre-Buyback**") and as on February 13, 2023 ("**Post-Buyback**") is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre-Buyback		Post-Buyback	
Promoters and/or persons who are in control and/or acting in concert (promoter group)	55,16,82,338	13.11	55,16,82,338	13.30
Indian financial institutions	54,23,83,039	12.89	3,59,59,72,157	86.70
Banks	33,25,271	0.08		
Mutual funds	64,53,77,813	15.34		
Indian public and corporates	53,48,36,397	12.71		
Foreign institutional investors	1,33,91,42,501	31.82		
NRIs	3,47,00,970	0.82		
Foreign nationals and overseas corporate bodies	8,802	0.00		
American Depository Shares (ADSs)	55,66,23,712	13.23		
TOTAL	**4,20,80,80,843**	**100.00**	**4,14,76,54,495**	**100.00**

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

4. MERCHANT BANKER TO THE BUYBACK

kotak® Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2022@kotak.com
SEBI Registration : INM000008704
Validity Period : Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. DIRECTORS' RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accepts full and final responsibility for all the information contained in this Advertisement and confirms that the information is true, factual and material and does not contain anything misleading. This Advertisement is issued under the authority of the Buyback Committee in terms of the resolution dated February 14, 2023.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Nandan M. Nilekani Chairman DIN: 00041245	**Salil Parekh** Chief Executive Officer and Managing Director DIN: 01876159	**A.G.S. Manikantha** Company Secretary M. No. A21918

Place: Bengaluru
Date: February 14, 2023

Infosys® Navigate your next

Infosys Limited

Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
T: 91 80 2852 0261 / extn 67775
F: 91 80 2852 0362

Contact: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775;
Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST-BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post-buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated December 05, 2022, published on December 06, 2022 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. THE BUYBACK

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on October 13, 2022, had, subject to the approval of the members of the Company, by way of a special resolution ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), through the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The shareholders' approval for the Buyback was received on December 02, 2022, the results of which were announced on December 03, 2022.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses (collectively referred to as "**Transaction Costs**").

1.4 The Buyback commenced on December 07, 2022 and closed on February 13, 2023. Till the date of closure of the Buyback, the Company has utilized 99.9999993% of Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only).

1.5 In view of the fact that the Company has utilized 99.9999993% of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only) till February 13, 2023, the Company has decided to close the Buyback on February 13, 2023. Approval of the Buyback Committee for closure of the Buyback was disclosed to the Stock Exchanges on February 13, 2023.

1.6 The total number of Equity Shares bought back under the Buyback is 6,04,26,348.

2. DETAILS OF THE BUYBACK

2.1 The Company bought back a total of 6,04,26,348 Equity Shares (1.44% of the pre-Buyback paid-up Equity Share capital of the Company) and the total amount utilized towards the Buyback is ₹9299,99,99,371.32 (Rupees Nine Thousand Two Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand Three Hundred Seventy One and Paise Thirty Two only) (excluding Transaction Costs) which represents 99.9999993% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, collectively referred to as "**Indian Stock Exchanges**". The highest price at which the Equity Shares were bought back was ₹1,623.90 per Equity Share while the lowest price was ₹1,468.10 per Equity Share. The Equity Shares were bought back at a volume weighted average price of ₹1,539.06 per Equity Share. These prices are based on contract notes issued by the Company's Broker (Kotak Securities Limited) and exclude Transaction Costs, and have been rounded off to two decimal points.

2.2 The payout formalities have been completed as per settlement mechanism with the Indian Stock Exchanges. The Company has extinguished all the Equity Shares purchased under the Buyback i.e. 6,04,26,348 Equity Shares.

2.3 All Equity Shares bought back were in the dematerialized (demat) segment from the platform of the Indian Stock Exchanges. As the buyback was done from the open market through the Indian Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares were bought back in the Buyback is not known.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1 The capital structure of the Company as on the date of the Public Announcement and as on February 13, 2023 ("**Post-Buyback**") is set forth below:

Particulars	As on the date of the Public Announcement		Post-Buyback	
	No. of Equity Shares	Amount (₹)	No. of Equity Shares	Amount (₹)
Authorized share capital	4,80,00,00,000	24,00,00,00,000	4,80,00,00,000	24,00,00,00,000
Issued share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475
Subscribed and fully paid-up share capital	4,20,80,80,843	21,04,04,04,215	4,14,76,54,495	20,73,82,72,475

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

3.2 The shareholding pattern of the Company as on December 2, 2022 as disclosed in the Public Announcement ("**Pre-Buyback**") and as on February 13, 2023 ("**Post-Buyback**") is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre-Buyback		Post-Buyback	
Promoters and/or persons who are in control and/or acting in concert (promoter group)	55,16,82,338	13.11	55,16,82,338	13.30
Indian financial institutions	54,23,83,039	12.89		
Banks	33,25,271	0.08		
Mutual funds	64,53,77,813	15.34		
Indian public and corporates	53,48,36,397	12.71		
Foreign institutional investors	1,33,91,42,501	31.82	3,59,59,72,157	86.70
NRIs	3,47,00,970	0.82		
Foreign nationals and overseas corporate bodies	8,802	0.00		
American Depository Shares (ADSs)	55,66,23,712	13.23		
TOTAL	**4,20,80,80,843**	**100.00**	**4,14,76,54,495**	**100.00**

Note: All the Equity Shares bought back have been extinguished by February 13, 2023

4. MERCHANT BANKER TO THE BUYBACK

kotak® Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person : Ganesh Rane
Phone : +91-22-4336 0128
Fax : +91-22-6713 2447
Email : project.infosysbuyback2022@kotak.com
SEBI Registration : INM000008704
Validity Period : Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. DIRECTORS' RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accepts full and final responsibility for all the information contained in this Advertisement and confirms that the information is true, factual and material and does not contain anything misleading. This Advertisement is issued under the authority of the Buyback Committee in terms of the resolution dated February 14, 2023.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Nandan M. Nilekani Chairman DIN: 00041245	**Salil Parekh** Chief Executive Officer and Managing Director DIN: 01876159	**A.G.S. Manikantha** Company Secretary M. No. A21918

Place: Bengaluru
Date: February 14, 2023